MAIL STOP 05-11

September 16, 2004

Mr. Cary M. Grossman
Co-Chief Executive Officer
Coastal Bancshares Acquisition Corp.
9821 Katy Freeway
Suite 500
Houston, TX 77024

Re:	Coastal Bancshares Acquisition Corp.
		Registration Statement on Form S-1
		File No. 333-118294
Filed August 17, 2004

Dear Mr. Grossman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. It is noted that a number of exhibits are to be filed by amendment. Please be advised that upon receipt of such information the staff will require time to review these documents, and we may have additional comments.
2. Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.
3. Prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have the units registered for sale.
4. Please note the updating requirements for the financial statements and related disclosures pursuant to Rules 3-12 of Regulation S-X.
5. Please provide a current accountant`s consent in any amendment.

Prospectus Cover Page
6. Please limit the prospectus cover to one EDGAR page as indicated by
Item 501(b) of Regulation S-K.
7. A "Targeted Acquisition Corporation," or "TAC," is defined as a blank check company organized for the purpose of acquiring or merging with an operating business in a specified industry. According to the filing, your objective is to acquire an operating commercial bank or commercial bank holding company. Given the very broad array of non-banking activities a bank holding company may engage in, we are
unclear how your objective satisfies the TAC definition.   Please
explain how such definition is consistent with this offering. Upon receipt, we may have additional comments.
8. Title the warrants "redeemable warrants" or "callable warrants" hereon and wherever else appropriate.

Prospectus Summary
9. The discussion under Opportunity Analysis through the bottom of page one, as well as the identical information on page 23, is promotional and speculative and inappropriate in a disclosure document. It should be removed.

Risk Factors, page 7
10. Clarify in risk factor 10 that certain of your officers and directors, or their affiliates, are already affiliated with blank check companies. Identify these persons and the companies, as well as the fact that these companies recently filed Form S-1s with the Commission that have gone effective.
11. Reference is made to risk factor 15. Please advise whether any arrangements or plans exist whereby the company`s existing shareholders, officers, directors, promoters or affiliates thereof will purchase securities in this offering. If any do, please file as exhibits. If none, so state.
12. Risk factors 24-28, 30-33 and 37 are generic and could apply to any company. Please delete these risk factors.

Proposed Business, page 23
13. Please disclose whether the company`s search for a target company will be limited to the United States.

Management, page 41
14. Please include a sub-section hereunder disclosing the Prior Involvement of Principals (promoters, officers, directors, their affiliates) in Blank-Check Companies. The discussion should include the identity of the blank check company, the date of its initial public offering, amount of proceeds, date of acquisition, if any, name of target company, current status of the combined company and current involvement of the principal.

15. Indicate the current status of the Pentacon bankruptcy and the location of the bankruptcy court.
16. For all companies listed, indicate which are SEC reporting companies and provide trading symbols where appropriate.
17. Disclose the date Mr. Grossman began service at Sand Hill IT
Security Acquisition Corp. Provide disclose regarding Mr. Grossman`s relationship with MGI2, Inc.

Principal Stockholders, page 45
18. Footnote 3 states that Mr. Grossman is the beneficial owner of the shares held by Coastal Acquisition, LLC. Disclosure elsewhere suggests that this is an entity affiliated with both Messrs. Grossman and Brunson. Supplementally advise whether Mr. Brunson shares beneficial ownership of the securities held by Coastal Acquisition, LLC, and if not, what his exact affiliation with Coastal Acquisition, LLC is. If he does share beneficial ownership, please revise the table and footnote to reflect this fact.

Certain Transactions, page 47
19. Clarify in the first paragraph following the table that the holders have agreed with the company to register the shares for resale.
20. Disclose any out-of-pocket business expenses currently owed to the officers and directors.

Exhibits
21. Exhibits 3.1, 10.11 and 10.12 contain no signatures. Please file validly executed documents for these exhibits and for those to be filed by amendment.
22. The audit report and consent filed on Edgar do not have an electronic signature from the auditors, Hein and Associates LLP, as required by Subpart 232.302 of Regulation S-T. Please request that the auditors prepare an amended audit report and consent with the electronic signature required and file with your amendment.
23. The form of underwriting agreement filed as exhibit 1.1 refers to an aggregate of 3,600,000 units. Please reconcile with the offering prospectus.
24. Section 6(b) of the underwriting agreement allows the registrant and the underwriter to terminate the agreement, but not the obligation to do so, if more than a 10% default occurs and purchase of the defaulted shares is not arranged. This, in our view, would constitute less than a firm commitment for all of the securities. The language should be revised to state that "this agreement will be terminated by you or the Company. . ." if such a default occurs.


Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 824-5069 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 942-0135 with any other questions.

Sincerely,



John Reynolds, Assistant Director
Office of Emerging Growth Companies


cc:	Ronald J. Frappier, Esq.
	Fax: (214) 855-4300